Exhibit 4.42

Mr Tony Fabrizi

3 Connaught Mews

Pond Street

Hampstead

London NW3 2NW

15 February 2005

Dear Tony

APPOINTMENT AS NON-EXECUTIVE DIRECTOR

Further to our recent discussions, I am writing to record the terms which have been agreed in respect of your appointment as a non-executive director of BioProgress Plc (“the Company”). You will of course be subject to the normal duties and responsibilities of a director at law including duties of care and confidentiality.

1.	Your appointment as a non-executive Director of the Company may be terminated by either party giving to the other a minimum of 3 month’s written notice.

2.	You will be entitled to receive a director’s fee at the rate of £25,000 per annum (subject to deduction of tax as required by law). The year of calculation runs from the date hereof. The fee will be payable in 12 equal instalments in arrears on or around the 28th day of each month. On termination of your appointment you will be paid your director’s fee on a pro-rata basis, to the extent it is unpaid, up to the date of termination. The directors fee is remuneration to cover a minimum of ten days per year working for BioProgress.

3.	You will be entitled to charge £1250.00 per day for any additional days you work for BioProgress in addition to your ten contracted days.

4.	You will be fully reimbursed for all out of pocket expenses which you may incur in the course of your duties on production of receipts or other supporting documentation satisfactory to the Company (in accordance with the Company’s normal procedures). [Expenses reimbursed would include legal and other fees if circumstances should arise in which it was necessary for you to seek independent professional advice in relation to your directorship. The circumstances in which this might occur may be difficult and if you are minded to seek such advice I would expect you, if time permits, to discuss the issue in advance with me before taking such advice.] The company will provide appropriate levels of Directors and Officers liability Insurance cover.

BioProgress plc., Hostmoor Avenue, March, Cambridgeshire, PE15 0AX Tel: +44 (0) 1354 655674 Fax: +44 (0) 1354 655858 www.bioprogress.com

5.	You will also receive an equity and share option package in line with the recommendations received from independent advisors as to what is appropriate for AIM non executive directors.

6.	Not withstanding the foregoing, your appointment will terminate automatically upon:-

6.1	your vacating office pursuant to the Articles of Association of the Company, the Companies Act 1985 (as amended) or otherwise by law;

6.2	your being removed from office as a director by any resolution duly proposed and resolved by the members (Shareholders) of the Company;

6.3	your not being re-elected as a director when you submit yourself for re-election; or

6.4	a material breach by you of your obligations under this agreement.

6.5	On termination of this appointment for whatever reason or where otherwise required to resign your directorship of the Company, pursuant to this agreement, you will forthwith resign your directorship upon request from the Company and if the appropriate resignation shall not be signed and delivered by you within 7 days after such request you agree that the Board may appoint any other director of the Company to sign such notice of resignation for you and on your behalf and in your name for such purpose. You will return all property of the Company or of the Group in your possession on the expiry or termination of your appointment for whatever reason.

7.	You will generally be expected to attend all Board Meetings (which are expected to take place a maximum of 10 times a year) and General Meetings [If you are requested to sit on any of the audit and/or remuneration committees, you will also be expected to attend any appropriate meetings in this regard these meetings are normally arranged on the same day as the Board meetings.]

8.	While you hold office in the Company, save with the written consent of the Board or by way of shareholdings for investment purposes not exceeding 5% of the share capital of the relevant company, you agree not to became a director of, or to own or be interested (directly or indirectly) in any shares in any company which competes with the Company.

9.	You will of course be subject to the Model Code for directors of AIM companies, published from time to time by the London Stock Exchange or such similar code on directors’ dealings in securities as the Company may from time to time adopt and to any other regulatory requirements to which the Company is subject.

10.	Notwithstanding any other fiduciary obligations you may have to the Company you will of course be expected to treat as secret and confidential and not at any time (either during or after the termination of your appointment) for any reason disclose or permit to be disclosed, to any person or otherwise make use of, or permit use to be made of any Confidential Information relating to the Company’s and/or the Group’s business, affairs, finances or products received by you during the course of your appointment save that this obligation shall not extend to matters which are or shall be in the public domain otherwise than due to your default. For the purposes of this agreement Confidential Information shall mean:-

10.1	any trade secrets, trading details, details of suppliers and their terms of business, details of customers and their requirements, the prices charged to and the terms of business with customers, marketing plans and sales forecasts, financial information, results and forecasts (save to the extent that they are published in audited accounts), any proposals relating to any acquisition or disposal of the whole or part of any Group company or business or to the proposed expansion or contraction of activities, details of employees and officers and of the remuneration and other benefits paid to them or other information of a confidential nature relating to any company in the Group (including, without limitation, details of activities, businesses, forward planning programmes or finances of any such company); and

10.2	any other information specifically designated by any company in the Group as confidential; and

10.3	any information in relation to which any company in the Group owes a duty of confidentiality to any third party;

11.	As a non-executive Director of the Company, you should note that you do not have authority to commit the Company in any way without the express authorisation of the Board.

12.	For the purposes of this letter “Group” means the Company, any holding company of the company or any subsidiary or subsidiary undertaking of the Company or any such holding company within the meanings ascribed to those terms by the Companies Act 1985 (as amended).

13.	This agreement may be executed in any number of counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

If you have any questions regarding the terms of this letter, please do not hesitate to contact us.

EXECUTED AS A DEED by the	)
Company in the presence of:-)		/s/ Graham Hind

Director

		Secretary	/s/ Edwards

EXECUTED AS A DEED and	)
DELIVERED by	)
)
in the presence of:-)